Filed by Liberty Global Corporation Limited
Registration Statement File No. 333- 187100
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Corporations: Virgin Media Inc.
Commission File No.: 000-50886
Liberty Global, Inc.
Commission File No.: 000-51360

Additional Information and Where to Find it

Nothing in this communication shall constitute a solicitation to buy or subscribe for or an offer to sell any securities of Liberty Global, Inc., Virgin Media Inc. or Liberty Global Corporation Limited (New Liberty Global).  In connection with the proposed acquisition of Virgin Media by Liberty Global, New Liberty Global has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (File No. 333-187100) (the “Registration Statement”), which includes the preliminary joint proxy statement of Liberty Global and Virgin Media and that also constitutes a prospectus of New Liberty Global. The information in the preliminary joint proxy statement/prospectus is not complete and may be changed. The definitive joint proxy statement/prospectus will be mailed to stockholders of Liberty Global and Virgin Media after the Registration Statement is declared effective by the SEC. STOCKHOLDERS OF LIBERTY GLOBAL AND VIRGIN MEDIA ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) REGARDING THE MERGERS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the Registration Statement and joint proxy statement/prospectus, as well as other filings containing information about Liberty Global, Virgin Media and New Liberty Global, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the Registration Statement and joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to Liberty Global, Inc., 12300 Liberty Boulevard, Englewood, Colorado, 80112, USA, Attention: Investor Relations, Telephone: +1 303 220 6600, or to Virgin Media Limited, Communications House, Bartley Wood Business Park, Bartley Way, Hook, RG27 9UP, United Kingdom, Attn: Investor Relations Department, Telephone +44 (0) 1256 753037.

The respective directors and executive officers of Liberty Global and Virgin Media and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Liberty Global’s directors and executive officers is available in its proxy statement filed with the SEC by Liberty Global on April 27, 2012, and information regarding Virgin Media’s directors and executive officers is available in its proxy statement filed with the SEC by Virgin

Media on April 30, 2012. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.  These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the transaction and the anticipated consequences and benefits of the transaction, the targeted close date for the transaction, our expectations with respect to shareholder returns, our expectations with respect to future growth prospects, and other information and statements that are not historical fact. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include the receipt and timing of necessary regulatory approval, the ability to finance the transaction (including the completion of the debt financing), the ability to successfully operate and integrate the Virgin Media operation and realize estimated synergies, as well as other factors detailed from time to time in Liberty Global’s and Virgin Media’s filings with the Securities and Exchange Commission (“SEC”)  including our most recently filed Forms 10-K and 10-Q. These forward-looking statements speak only as of the date of this communication. We expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

The following is a transcript of a video by Richard Branson, Founder and Chairman of Virgin Group, which was posted on Liberty Global’s intranet websites.

Richard Branson — Liberty Global

Well hi everybody.

I’ve popped into your Covent Garden office today to send you a short message about the deal with Liberty Global.

I think this is a really exciting development for Virgin Media. It opens up new opportunities. And I think Liberty will learn a lot from the successes you’ve had in the UK over the last 6 years.

If you’re worried that it will affect your relationship with the Virgin Group, I’m here to tell you that it absolutely will not.

A unique strength of the Virgin brand is that it works in so many different ways across the different businesses. We operate across different industries, different countries and different investments.

But what unites us and what makes us a family under the ‘Virgin Roof’, is our shared beliefs: our shared values and a shared passion for changing the game, for good.

I’m delighted that you’ll all remain part of that family.  And that your customers will remain Virgin customers.

Now I’m off to have some pictures taken, as you do, for a new Virgin Media ad.

Have a great 2013 everybody.

Cheers